Exhibit 12.1

ACCESS MIDSTREAM PARTNERS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Predecessor
($ in thousands)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Three Months Ended December 31, 2009	Nine Months Ended September 30, 2009
Earnings:
Income before income taxes	$215,952	$114,008	$197,193	$197,658	$51,331	$(11,033)
Add:
Fixed charges	196,698	106,314	44,648	27,047	6,095	21,619
Distributed income of equity investees	130,420	44,682	433
Amortization of capitalized interest	2,168	802	667	147	—	—
Less:
Capitalized interest	(43,896)	(14,554)	(9,541)	(2,631)	(257)	(3,782)
Earnings	$501,342	$251,252	$233,400	$222,221	$57,169	$6,804
Fixed charges:
Interest expensed and capitalized	$152,049	$73,968	$19,772	$5,490	$877	$4,129
Amortization of debt expense	8,656	5,329	4,660	4,876	1,321	1,427
Interest component of rent expense	35,992	27,017	20,216	16,681	3,897	16,063
Fixed charges	$196,697	$106,314	$44,648	$27,047	$6,095	$21,619
Ratio of earnings to fixed charges	2.55x	2.36x	5.2x	8.2x	9.4x	—

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest, then subtracting interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.